UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 69)*

Valhi, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

918905 10 0
(CUSIP Number)

Steven L. Watson
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2007
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 918905 10 0

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Valhi Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 105,098,763
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 105,098,763
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,098,763
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Valhi Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 105,098,763
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 105,098,763
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,098,763
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) National City Lines, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 105,098,763
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 105,098,763
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,098,763
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) NOA, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 105,098,763
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 105,098,763
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,098,763
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Dixie Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 105,098,763
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 105,098,763
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,098,763
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Dixie Rice Agricultural Corporation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 105,098,763
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 105,098,763
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,098,763
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Southwest Louisiana Land Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 105,098,763
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 105,098,763
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,098,763
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 105,538,163
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 105,538,163
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,538,163
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Harold C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,383
	8	SHARED VOTING POWER 106,739,563
	9	SOLE DISPOSITIVE POWER 3,383
	10	SHARED DISPOSITIVE POWER 106,739,563
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,383
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 69
TO SCHEDULE 13D

This amended statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Shares”), of Valhi, Inc., a Delaware corporation (the “Company”).  Items 2, 5, 6 and 7 of this Statement are hereby amended as set forth below.  As a result of the Company’s repurchases of Shares, the aggregate ownership of the outstanding Shares of all of the reporting persons in this Statement increased by one percent on August 16, 2007.

Item 2.	Identity and Background.

Item 2 is amended as follows.

(a)           This Statement is filed:

•	by Valhi Holding Company, (“VHC”) as a direct holder of Shares;

•
by virtue of the direct and indirect ownership of securities of VHC, by Valhi Group, Inc. (“VGI”), National City Lines, Inc. (“National”), NOA, Inc. (“NOA”), Dixie Holding Company (“Dixie Holding”), Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”), Southwest Louisiana Land Company, Inc. (“Southwest”) and Contran Corporation (“Contran”); and

•
by virtue of positions he holds with Contran and certain of the other entities (as reported on this Statement), by Harold C. Simmons (collectively, the “Reporting Persons”).  By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

VHC, the Harold Simmons Foundation, Inc. (the “Foundation”), the Contran Amended and Restated Deferred Compensation Trust (the “CDCT”) and The Combined Master Retirement Trust (the “CMRT”) are the direct holders of approximately 92.3%, 0.9%, 0.4% and 0.1%, respectively, of the 113,846,778 Shares outstanding as of August 22, 2007 according to information furnished by the Company (the “Outstanding Shares”).  VHC may be deemed to control the Company. VGI, National and Contran are the holders of approximately 87.4%, 10.3% and 2.3%, respectively, of the outstanding common stock of VHC.  Together, VGI, National and Contran may be deemed to control VHC.  National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI.  Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National.  Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA.  Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding.  Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice.  Contran is the holder of approximately 99.97% of the outstanding common stock of Southwest and may be deemed to control Southwest.

Substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the “Trusts”), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons.  As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts.  Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

The Foundation directly holds approximately 0.9% of the Outstanding Shares.  The Foundation is a tax-exempt foundation organized for charitable purposes.  Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

Effective January 1, 2006, the Contran Deferred Compensation Trust No. 1 (as amended and restated effective as of January 1, 2004) and the Contran Deferred Compensation Trust No. 2 (as amended and restated effective as of January 1, 2004) were combined, merged and consolidated into the CDCT with the surviving CDCT being governed by the terms of the Contran Amended and Restated Deferred Compensation Trust Agreement between Contran and U.S. Bank National Association (the “CDCT Trust Agreement”).

The CDCT directly holds approximately 0.4% of the Outstanding Shares.  U.S. Bank National Association (“U.S. Bank”) serves as the trustee of the CDCT.  Contran established the CDCT and each of its predecessors as an irrevocable “rabbi trust” to assist Contran in meeting certain deferred compensation obligations that it owed to Harold C. Simmons.  If the CDCT assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due.  Pursuant to the terms of the CDCT, Contran (i) retains the power to vote the Shares held directly by the CDCT, (ii) retains dispositive power over such Shares and (iii) may be deemed the indirect beneficial owner of such Shares.  The description of the CDCT is qualified in its entirety by reference to the copy of the CDCT Trust Agreement filed as Exhibit 1 to this Amendment No. 69 to this Statement, which agreement is incorporated herein by reference.

The CMRT directly holds approximately 0.1% of the Outstanding Shares.  Contran sponsors the CMRT to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Contran and related companies adopt.  Mr. Simmons is the sole trustee of the CMRT and a member of the investment committee for the CMRT.  Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

Mr. Simmons is chairman of the board of the Company, VHC, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of the Shares directly held by certain of such other entities.  However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his interest as a beneficiary of the CDCT and his vested beneficial interest, if any, in the Shares held by the CMRT.

Harold C. Simmons’ spouse is the direct owner of 43,400 Shares.  Mr. Simmons may be deemed to share indirect beneficial ownership of such Shares.  He disclaims all such beneficial ownership.

A trust of which Harold C. Simmons and his spouse are co-trustees and the beneficiaries of which are the grandchildren of his spouse is the direct holder of 36,500 Shares (the “Grandchildren’s Trust”).  Mr. Simmons, as co-trustee of the Grandchildren’s Trust, has the power to vote and direct the disposition of the Shares the Grandchildren’s Trust directly holds.  Mr. Simmons disclaims beneficial ownership of any Shares that the Grandchildren’s Trust holds.

Harold C. Simmons is the direct owner of 3,383 Shares.

The Company is the direct holder of approximately 83.1% of the outstanding common stock of NL Industries, Inc. (“NL”) and may be deemed to control NL.  NL and a subsidiary of NL directly own 3,522,967 Shares and 1,186,200 Shares, respectively.  Pursuant to Delaware law, the Company treats the Shares that NL and its subsidiary own as treasury stock for voting purposes and for the purposes of this Statement are not deemed outstanding.

Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons, is set forth on Schedule B attached hereto and incorporated herein by reference.

(d)           None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Harold C. Simmons and all persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended as follows.

(a)           VHC, the Foundation, the CDCT, the CMRT, the spouse of Harold C. Simmons, the Grandchildren’s Trust and Harold C. Simmons are the direct beneficial owners of 105,098,763, 1,006,500, 439,400, 115,000, 43,400, 36,500 and 3,383 Shares, respectively.

By virtue of the relationships described under Item 2 of this Statement:

(1)           VHC, VGI, Dixie Holding, Dixie Rice, National, NOA and Southwest may each be deemed be the beneficial owner of the 105,098,763 Shares (approximately 92.3% of the Outstanding Shares) that VHC directly holds;

(2)           Contran may be deemed be the beneficial owner of the 105,538,163 Shares (approximately 92.7% of the Outstanding Shares) that VHC and the CDCT directly hold; and

(3)           Harold C. Simmons may be deemed to be the beneficial owner of the 106,742,946 Shares (approximately 93.8% of the Outstanding Shares) that VHC, the Foundation, the CDCT, the CMRT, his spouse, the Grandchildren’s Trust and he directly hold.

Except for the 3,383 Shares that he holds directly and to the extent of his interest as a beneficiary of the CDCT and his vested beneficial interest, if any, in Shares directly held by the CMRT, Mr. Simmons disclaims beneficial ownership of all Shares.

(b)           By virtue of the relationships described in Item 2:

(1)           VHC, VGI, Dixie Holding, Dixie Rice, National, NOA and Southwest may each be deemed to share the power to vote and direct the disposition of the 105,098,763 Shares (approximately 92.3% of the Outstanding Shares) that VHC directly holds;

(2)           Contran may be deemed to share the power to vote and direct the disposition of the 105,538,163 Shares (approximately 92.7% of the Outstanding Shares) that VHC and the CDCT directly hold;

(3)           Harold C. Simmons may be deemed to share the power to vote and direct the disposition of 106,739,563 Shares (approximately 93.8% of the Outstanding Shares) that VHC, the Foundation, the CDCT, the CMRT, his spouse and the Grandchildren’s Trust directly hold; and

(4)           Harold C. Simmons may be deemed to have sole power to vote and direct the disposition of 3,338 Shares that he directly holds.

The Reporting Persons understand, based on ownership filings with the U.S. Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own personally and beneficially the Shares as indicated on Schedule C to this Statement.

(d)           Each of VHC, the Foundation, the CDCT, the CMRT, the spouse of Harold C. Simmons, the Grandchildren’s Trust and Harold C. Simmons has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended as follows.

Contran and VHC are parties to a $25.0 million revolving credit and letter of credit facility dated as of September 3, 1998, as amended and supplemented through October 27, 2006, with U.S. Bank (the “U.S. Bank Facility”).  VHC became a party to the U.S. Bank Facility pursuant to the Extension and Amendment Agreement (2005) dated as of October 28, 2005 among Contran, National, VHC and U.S. Bank, pursuant to which, among other things:

•	National was released from the payment guaranty and pledge agreement related to U.S. Bank Facility;

•	VHC executed a Pledge Agreement dated October 28, 2005 between VHC and U.S. Bank whereby VHC pledged Shares as collateral for the U.S. Bank Facility; and

•	VHC executed a Guaranty as of October 28, 2005 whereby VHC guaranteed Contran’s payment and performance obligations under the U.S. Bank Facility.

Borrowings under the U.S. Bank Facility bear interest at the rate announced publicly from time to time by each bank as its base rate or at a rate of 1.75% over the London interbank offered rate of interest (“LIBOR”), are due October 26, 2007 or such extended maturity date as may be mutually agreed to, and are collateralized by, among other things, certain Shares.  On August 22, 2007, no amounts had been borrowed, approximately $7.4 million of letters of credit were outstanding and VHC had pledged 7,000,000 Shares under the U.S. Bank Facility.  The foregoing summary of the U.S. Bank Facility is qualified in its entirety by reference to Exhibits 2 through 13 to this Amendment No. 69 to this Statement, all of which are incorporated herein by this reference.

On June 30, 2006, Dixie Rice paid off in its entirety its $1.5 million loan from Southern Methodist University (the “SMU Loan”).  All Shares VHC had pledged pursuant to the SMU Loan were returned to VHC and the related Collateral Agreement dated August 25, 2005 between Dixie Rice and VHC has terminated.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended and restated as follows.

Exhibit 1*	Contran Amended and Restated Deferred Compensation Trust effective as of January 1, 2006 between Contran Corporation and U.S. Bank National Association.

Exhibit 2
Loan Agreement dated as of September 3, 1998 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 1 to Amendment No. 63 to this Schedule 13D).

Exhibit 3
Promissory Note dated September 3, 1998 in the original principal amount of $25 million payable to the order of U.S. Bank National Association and executed by Contran Corporation (incorporated by reference to Exhibit 2 to Amendment No. 63 to this Schedule 13D).

Exhibit 4
Extension Agreement dated as of September 2, 1999 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 5 to Amendment No. 63 to this Statement).

Exhibit 5
Extension and Amendment Agreement dated as of August 31, 2000 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 11 to Amendment No. 64 to this Statement).

Exhibit 6
Extension and Amendment Agreement dated as of August 31, 2001 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 12 to Amendment No. 64 to this Statement).

Exhibit 7
Extension and Amendment Agreement dated as of August 28, 2002 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 16 to Amendment No. 65 to this Statement).

Exhibit 8
Amended and Restated Extension and Amendment Agreement dated as of October 24, 2003 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 12 to Amendment No. 67 to this Statement).

Exhibit 9
Extension and Amendment Agreement dated as of October 29, 2004 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 13 to Amendment No. 67 to this Statement).

Exhibit 10*	Extension and Amendment Agreement dated as of October 28, 2005 among Contran Corporation, National City Lines, Inc., Valhi Holding Company and U.S. Bank National Association.

Exhibit 11*	Guaranty dated as of October 28, 2005 executed by Valhi Holding Company for the benefit of U.S. Bank National Association.

Exhibit 12*	Pledge Agreement dated as of October 28, 2005 between Valhi Holding Company and U.S. Bank National Association.

Exhibit 13*	Extension and Amendment Agreement dated as of October 27, 2006 among Contran Corporation, Valhi Holding Company and U.S. Bank National Association.

Exhibit 14
Pledge Agreement dated as of August 25, 2005 between Contran Corporation and Valhi Holding Company for the benefit of the Contran Deferred Compensation Trust No. 1 (incorporated by reference to Exhibit 14 to Amendment No. 63 to this Schedule 13D).

Exhibit 15
Pledge Agreement dated as of August 25, 2005 between Contran Corporation and Valhi Holding Company for the benefit of the Contran Deferred Compensation Trust No. 2 (incorporated by reference to Exhibit 15 to Amendment No. 63 to this Schedule 13D).

Exhibit 16
Pledge Agreement dated as of August 25, 2005 between Contran Corporation and Valhi Holding Company for the benefit of the Contran Deferred Compensation Trust No. 3 (incorporated by reference to Exhibit 16 to Amendment No. 63 to this Schedule 13D).

*	Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 27, 2007

/s/ Harold C. Simmons
Harold C. Simmons
Signing in his individual capacity only.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 27, 2007

/s/ Steven L. Watson
Steven L. Watson
Signing in the capacities listed on Schedule “A” attached hereto and incorporated herein by reference.

SCHEDULE A

Steven L. Watson, as President or Executive Vice President of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
VALHI GROUP, INC.
VALHI HOLDING COMPANY

SCHEDULE B

The names of the directors and executive officers of Contran Corporation (“Contran”), Dixie Holding Company (“Dixie Holding”), Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”), National City Lines, Inc. (“National”), NOA, Inc. (“NOA”), Southwest Louisiana Land Company, Inc. (“Southwest”), Valhi Group, Inc. (“VGI”) and Valhi Holding Company (“VHC”) and their present principal occupations are set forth below.  Except as otherwise indicated, the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

Name	Present Principal Occupation

L. Andrew Fleck	Vice president of Dixie Rice and Southwest; real estate manager for Contran.

Robert D. Graham
Vice president of Contran, Dixie Holding, Dixie Rice, National, NOA, Southwest, Valhi, Inc. (the “Company”), VGI and VHC; executive vice president of Titanium Metals Corporation, a sister corporation of the Company (“TIMET”); and vice president, general counsel and secretary of Kronos Worldwide, Inc. (“Kronos Worldwide”) and NL Industries, Inc. (“NL”), both subsidiaries of the Company.

J. Mark Hollingsworth
Vice president and general counsel of the Company, Contran, Dixie Holding, Dixie Rice, National, NOA, Southwest, VGI and VHC; general counsel of CompX International Inc., a subsidiary of the Company (“CompX”); trust  counsel of The Combined Master Retirement Trust, a trust Contran sponsors that permits the collective investment by trusts that maintain the assets of certain employee benefit plans Contran and related companies adopt (the “CMRT”); and acting general counsel of Keystone Consolidated Industries, Inc. (“Keystone”), a subsidiary of Contran.

William J. Lindquist	Director and senior vice president of Contran, Dixie Holding, National, NOA, VGI and VHC; senior vice president of the Company, Dixie Rice and Southwest.

A. Andrew R. Louis	Secretary of the Company, Contran, CompX, Dixie Holding, Dixie Rice, National, NOA, Southwest, TIMET, VGI and VHC.

Kelly D. Luttmer	Vice president and tax director of the Company, Contran, CompX, Dixie Holding, Dixie Rice, Kronos Worldwide, National, NL, NOA, Southwest, TIMET, VGI and VHC.

Andrew McCollam, Jr. (1)	President and director of Southwest; director of Dixie Rice; and a private investor.

Bobby D. O’Brien
Vice president, chief financial officer and director of Dixie Holding, National, NOA, VGI and VHC; executive vice president and chief financial officer of TIMET; and vice president and chief financial officer of the Company, Contran, Dixie Rice, Southwest and VHC.

Glenn R. Simmons
Vice chairman of the board of the Company, Contran, Dixie Holding, Dixie Rice, National, NOA, VGI and VHC; chairman of the board of CompX and Keystone; director and executive vice president of Southwest; and a director of Kronos Worldwide, NL and TIMET.

Harold C. Simmons
Chairman of the board of the Company, Contran, Dixie Holding, Dixie Rice, National, NOA, Southwest, TIMET, VGI and VHC; chairman of the board and chief executive officer of Kronos Worldwide and NL; and trustee and member of the investment committee of the CMRT.

Richard A. Smith (2)	Vice president of Dixie Rice.

John A. St. Wrba	Vice president and treasurer of the Company, Contran, Dixie Holding, Dixie Rice, Kronos Worldwide, National, NL, NOA, Southwest, TIMET, VGI and VHC.

Gregory M. Swalwell
Vice president and controller of the Company, Contran, Dixie Holding, National, NOA, Southwest, VGI and VHC; vice president, finance and chief financial officer of Kronos Worldwide and NL; and vice president of Dixie Rice, Southwest and TIMET.

Steven L. Watson
Director, president and chief executive officer of the Company; vice chairman, president and chief executive officer of TIMET; director and president of Contran, Dixie Holding, Dixie Rice, National, NOA, VGI and VHC; director and executive vice president of Southwest; vice chairman of Kronos Worldwide; and a director of CompX, Keystone and TIMET.

(1)	The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(2)	The principal business address for Mr. Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

SCHEDULE C

Based upon ownership filings with the U.S. Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to own personally and beneficially Shares, as outlined below:

	Shares	Options
Name	Held	Held (1)	Total

L. Andrew Fleck	-0-	-0-	-0-

Robert D. Graham	-0-	-0-	-0-

J. Mark Hollingsworth	-0-	80,000	80,000

William J. Lindquist	-0-	80,000	80,000

A. Andrew R. Louis	-0-	65,000	65,000

Kelly D. Luttmer	-0-	65,000	65,000

Andrew McCollam, Jr.	550	-0-	550

Bobby D. O’Brien	-0-	80,000	80,000

Glenn R. Simmons	200	-0-	200

Harold C. Simmons (2)	83,283	-0-	83,283

Richard A. Smith	333	-0-	333

John A. St. Wrba	-0-	-0-	-0-

Gregory M. Swalwell	1,166	80,000	81,166

Steven L. Watson	17,246	50,000	67,246

(1)	Represents Shares issuable pursuant to the exercise within 60 days of the execution date of this Statement of stock options.
(2)
Includes 43,400 and 36,500 Shares directly held, respectively, by Harold C. Simmons’ spouse and a trust of which Harold C. Simmons and his spouse are co-trustees and the beneficiaries of which are the grandchildren of his spouse.  Mr. Harold C. Simmons also may be deemed to possess indirect beneficial ownership of the other Shares set forth in Item 5(a) of this Statement, held by other Reporting Persons.  Mr. Simmons disclaims beneficial ownership of all Shares except for the 3,383 Shares that he holds directly and to the extent of his interest as a beneficiary of the CDCT and his vested beneficial interest, if any, in Shares directly held by the CMRT.

EXHIBIT INDEX

Exhibit 1*	Contran Amended and Restated Deferred Compensation Trust effective as of January 1, 2006 between Contran Corporation and U.S. Bank National Association.

Exhibit 2
Loan Agreement dated as of September 3, 1998 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 1 to Amendment No. 63 to this Schedule 13D).

Exhibit 3
Promissory Note dated September 3, 1998 in the original principal amount of $25 million payable to the order of U.S. Bank National Association and executed by Contran Corporation (incorporated by reference to Exhibit 2 to Amendment No. 63 to this Schedule 13D).

Exhibit 4
Extension Agreement dated as of September 2, 1999 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 5 to Amendment No. 63 to this Statement).

Exhibit 5
Extension and Amendment Agreement dated as of August 31, 2000 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 11 to Amendment No. 64 to this Statement).

Exhibit 6
Extension and Amendment Agreement dated as of August 31, 2001 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 12 to Amendment No. 64 to this Statement).

Exhibit 7
Extension and Amendment Agreement dated as of August 28, 2002 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 16 to Amendment No. 65 to this Statement).

Exhibit 8
Amended and Restated Extension and Amendment Agreement dated as of October 24, 2003 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 12 to Amendment No. 67 to this Statement).

Exhibit 9
Extension and Amendment Agreement dated as of October 29, 2004 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 13 to Amendment No. 67 to this Statement).

Exhibit 10*	Extension and Amendment Agreement dated as of October 28, 2005 among Contran Corporation, National City Lines, Inc., Valhi Holding Company and U.S. Bank National Association.

Exhibit 11*	Guaranty dated as of October 28, 2005 executed by Valhi Holding Company for the benefit of U.S. Bank National Association.

Exhibit 12*	Pledge Agreement dated as of October 28, 2005 between Valhi Holding Company and U.S. Bank National Association.

Exhibit 13*	Extension and Amendment Agreement dated as of October 27, 2006 among Contran Corporation, Valhi Holding Company and U.S. Bank National Association.

Exhibit 14
Pledge Agreement dated as of August 25, 2005 between Contran Corporation and Valhi Holding Company for the benefit of the Contran Deferred Compensation Trust No. 1 (incorporated by reference to Exhibit 14 to Amendment No. 63 to this Schedule 13D).

Exhibit 15
Pledge Agreement dated as of August 25, 2005 between Contran Corporation and Valhi Holding Company for the benefit of the Contran Deferred Compensation Trust No. 2 (incorporated by reference to Exhibit 15 to Amendment No. 63 to this Schedule 13D).

Exhibit 16
Pledge Agreement dated as of August 25, 2005 between Contran Corporation and Valhi Holding Company for the benefit of the Contran Deferred Compensation Trust No. 3 (incorporated by reference to Exhibit 16 to Amendment No. 63 to this Schedule 13D).

*	Filed herewith.